Acergy S.A. c/o Acergy M.S. Limited 200 Hammersmith Road, London, W6 7DL, United Kingdom T: + 44 (0)20 8210 5500 F: + 44 (0)20 8210 5501 www.acergy-group.com

NOTICE OF ANNUAL GENERAL MEETING
OF SHAREHOLDERS ON MAY 28, 2010

The Annual General Meeting of Shareholders of Acergy S.A. (the “Company”), a Société Anonyme Holding RCS Lux B 43172 having its Registered Office at 412F, route d’Esch, L-2086 Luxembourg, will be held at the offices of SGG S.A., 412F, route d’Esch, L-2086 Luxembourg, on Friday May 28, 2010 at 2.00 p.m. (local time) for the following purposes:

(1)
To consider (i) the report of Deloitte S.A., Luxembourg, Authorised Statutory Auditor (“Réviseurs d’entreprises agrées”) on the unconsolidated financial statements of the Company, and the report of Deloitte LLP, Independent Registered Public Accounting Firm, on the consolidated financial statements of the Company, (ii) the reports by the Board of Directors of the Company in respect of the unconsolidated and consolidated financial statements of the Company, for the fiscal year ended November 30, 2009, as enclosed with this Notice.

(2)	To approve the unconsolidated balance sheet and statement of profit and loss of the Company for the fiscal year ended November 30, 2009, as enclosed with this Notice.
(3)	To approve the consolidated balance sheet and statements of operations of the Company for the fiscal year ended November 30, 2009, as enclosed with this Notice.
(4)	To discharge the Board of Directors of the Company in respect of the proper performance of their duties for the fiscal year ended November 30, 2009.
(5)
To authorise the Company, or any wholly-owned subsidiary or sub-subsidiary, to purchase Common Shares of the Company up to a maximum of 10% of the issued Common Shares net of the Common Shares previously repurchased and still held, at a price reflecting such open market price and on such other terms as shall be determined by the Board of Directors of the Company, provided (a) the maximum price to be paid for such Common Shares shall not exceed the average closing price for such Common Shares on the Oslo Stock Exchange (or the average closing price for American Depositary Shares (ADSs) on the NASDAQ Global Select Market, if applicable) for the five most recent trading days prior to such purchase and b) the minimum price to be paid for such Common Shares shall not be less than the par value (i.e. U.S. $2.00 per share) thereof and further provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorisation being granted for purchases completed on or before August 31, 2011.

(6)	To re-elect Sir Peter Mason as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.
(7)	To re-elect Mr. Tom Ehret as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.

Registered Office 412F,
route d’Esch, L-2086 Luxembourg,
Société Anonyme Holding, R.C. Luxembourg B 43172

(8)    To re-elect Mr. Jean Cahuzac as a Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.
(9)	To re-elect Dr. Thorleif Enger as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.
(10)	To re-elect Mr. Dod A. Fraser as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.
(11)	To re-elect Mr. J. Frithjof Skouverøe as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.
(12)	To re-elect Mr. Trond Westlie as an independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.
(13)	To elect Mr. Ron Henderson as a new independent Director of the Company to hold office until the next Annual General Meeting of Shareholders or until his successor has been duly elected.
(14)
To elect Deloitte S.A., Luxembourg as Authorised Statutory Auditor (“Réviseurs d’entreprises agrées”) to audit the unconsolidated financial statements of the Company, and Deloitte LLP as Independent Registered Public Accounting Firm to audit the consolidated financial statements of the Company, for a term to expire at the next Annual General Meeting of Shareholders.

(15)
To approve the determination of dividends of the Company for the fiscal year ended November 30, 2009, namely approval of the recommendation of the Board of Directors of the Company of payment of a final dividend of U.S. $0.23 per Common Share, payable on June 18, 2010 to Shareholders (and June 23, 2010 for holders of ADSs) of record as of June 3, 2010. (Note: The first trading date ex-dividend will be June 1, 2010).

Yours sincerely
Sir Peter Mason
Chairman

April 7, 2010

To assure your representation at the Annual General Meeting, you are hereby requested to fill in, sign, date and return the Proxy Card delivered herewith in the return envelope provided for such purpose so as to arrive at the registered office by May 21, 2010.  The giving of such Proxy will not affect your right to revoke such Proxy or vote in person should you later decide to attend the meeting.

Registered Office 412F,
route d’Esch, L-2086 Luxembourg,
Société Anonyme Holding, R.C. Luxembourg B 43172

ACERGY S.A.

Societe Anonyme Holding

Annual Accounts and Independent Auditor’s

Report

30 November 2009

412F, route d’Esch, L-2086

Luxembourg,R.C.S.

Luxembourg B 43172

ACERGY S.A.

Report and financial statements 2009

Report of the Board of Directors	1

Independent Auditor’s Report	2

Profit and loss account	4

Balance sheet	5

Statement of changes in shareholders’ equity	6

Cash flow statement	7

Notes to the annual accounts	8

ACERGY S.A.

Report of the Board of Directors

Report of the Board of Directors to the Annual General Meeting of Acergy S.A. (the “Company”) to be held at the offices of SGG S.A.,

412F, route d’Esch, L – 2086 Luxembourg – 28 May 2010

Dear Shareholders:

We are pleased to submit for your approval the balance sheet as of 30 November 2009, the statement of profit and loss, the statement of changes in shareholders’ equity, the cash flow statement and the notes to the annual accounts for the year then ended.

The investment in affiliated undertakings and participating interests amounted to U.S. Dollars 883,244,000 at 30 November 2009 (2008: 841,731,000).  There were no dividends declared by and receivable from subsidiaries at 30 November 2009.  The net profit for the year ended 30 November 2009 was U.S. Dollars 7,628,000 (net loss 2008: 59,749,000).  During 2009 a dividend of 22 cents per common share was paid in respect of the year ended 30 November 2008.  Retained losses to be carried forward are U.S. Dollars 132,808,000 (2008: 128,913,000).

On 11 February 2010 the Board of Directors resolved to propose to the shareholders at the Annual General Meeting a declaration of dividend of 23 cents per common share.

By special vote we ask you to discharge the Directors of the Company for the year ended 30 November 2009.

Furthermore, we request that you elect the Independent Auditor of the Company for a term to expire at the Annual General Meeting of Shareholders in the following year.

Finally, we request you to re-elect as Directors of the Company, Sir Peter Mason, Mr Tom Ehret, Mr J P Cahuzac, Dr. Thorleif Enger, Mr Dod Fraser, Mr J Frithjof Skouveroe, Mr Trond Ø.  Westlie, and to elect Mr Ron Henderson at the forthcoming Annual General Meeting of Shareholders on 28 May 2010.

/s/ Peter Mason	/s/ Jean Cahuzac
Sir Peter Mason	Jean Cahuzac

Chairman	Director

17 February 2010

Deloitte

To the shareholders of

Acergy S.A.

412F, route d’Esch

L-2086 Luxemburg

INDEPENDENT AUDITOR’S REPORT

Report on the annual accounts
Following our appointment by the General Meeting of the Shareholders dated 22 May 2009, we have audited the accompanying annual accounts of Acergy S.A., which comprise the balance sheet as at 30 November 2009, and the income statement, statement of changes in equity and cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.

Board of Directors’ responsibility for the annual accounts

The Board of Directors is responsible for the preparation and fair presentation of these annual accounts in accordance with International Financial Reporting Standards as adopted by the European Union.  This responsibility includes: designing, implementing and maintaining internal control relevant to the preparation and fair presentation of annual accounts that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Auditor’s responsibility

Our responsibility is to express an opinion on these annual accounts based on our audit.  We conducted our audit in accordance with International Standards on Auditing as adopted by the Institut des réviseurs d’entreprises.  Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance whether the annual accounts are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the annual accounts.  The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the annual accounts, whether due to fraud or error.  In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the annual accounts in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

Deloitte

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the Board of Directors, as well as evaluating the overall presentation of the annual accounts.  We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the annual accounts give a true and fair view of the financial position of Acergy S.A. as of 30 November 2009, and of its financial performance and its cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the European Union.

Report on other legal and regulatory requirements

The annual management report, which is the responsibility of the Board of Directors, is consistent with the annual accounts.

Deloitte S.A.
Réviseur d’entreprises

/s/ J. van Delden

Jan van Delden
Partner

Luxembourg, 17 February 2010

ACERGY S.A.

Profit and loss account
Year ended 30 November 2009

	Notes	2009 $’000	2008 $’000
Parent company guarantees - reimbursements	3.2	20,028	21,075
Gross profit		20,028	21,075
Other cost reimbursement		4,918	7,333
Administrative expenses	4	(5,361)	(7,012)
Parent company guarantees - charges		(20,028)	(21,075)
Operating (loss)/ profit		(443)	321
Investment revenues	5	1,058	5,738
Other gains/ (losses)	6	37,005	(37,046)
Finance costs	7	(29,545)	(28,411)
Profit/ (loss) before tax		8,075	(59,398)
Tax	20	(447)	(351)
Profit/ (loss) for the financial period		7,628	(59,749)

The accompanying notes form an integral part of these annual accounts.

/s/ Peter Mason	/s/ Jean Cahuzac
Sir Peter Mason	Jean Cahuzac

Chairman	Director

17 February 2010

ACERGY S.A.

Balance sheet
30 November 2009

	Notes	2009 $’000	2008 $’000
Non-current assets
Investments	8	883,244	841,731
Trade and other receivables	9	81,143	60,724
		964,387	902,455
Current assets
Trade and other receivables	9	94	-
Cash and cash equivalents	10	37,170	117,751
		37,264	117,751
Total assets		1,001,651	1,020,206

Current liabilities
Other payables	11	(6,532)	(5,508)
		(6,532)	(5,508)
Non-current liabilities
Convertible loan notes	12	(415,606)	(397,322)
Other payables	11	(8,499)	(14,105)
Deferred tax liabilities	13	(17,670)	(17,670)
Total liabilities		(441,775)	(429,097)
Net assets		553,344	585,601

Equity
Share capital	14	389,908	389,908
Own shares	15	(221,626)	(228,355)
Paid in surplus	16	368,131	403,222
Equity reserve	16	110,748	110,748
Legal reserve	16	38,991	38,991
Retained losses	16	(132,808)	(128,913)

Total equity		553,344	585,601

The accompanying notes form an integral part of these annual accounts.

/s/ Peter Mason	/s/ Jean Cahuzac
Sir Peter Mason	Jean Cahuzac

Chairman	Director

17 February 2010

ACERGY S.A.

Statement of changes in shareholders’ equity
Year ended 30 November 2009

	Share capital $’000	Own shares $’000	Paid in surplus $’000	Equity reserve $’000	Legal reserve $’000	Retained losses $’000

Balance as at 1 December 2007	389,908	(110,191)	434,204	110,748	38,991	(53,238)
- Dividend paid	-	-	(38,482)	-	-	-
- Result for the year	-	-	-	-	-	(59,749)
- Share based compensation	-	-	7,500	-	-	-
- Purchase of own shares		(138,258)	-	-	-	-
- Reissuance of own shares	-	20,094	-	-	-	(15,926)
Balance as at 30 November 2008	389,908	(228,355)	403,222	110,748	38,991	(128,913)

- Dividend paid	_	-	(40,233)	-	-	-
- Result for the year	-	-	-	-	-	7,628
- Share based compensation	-	-	5,142	-	-	-
- Purchase of own shares		-	_	-	-	-
- Fair value of financial guarantees	-	-		-	-	(6,370)
- Reissuance of own shares	-	6,729	-	-	-	(5,153)
Balance as at 30 November 2009	389,908	(221,626)	368,131	110,748	38,991	(132,808)

ACERGY S.A.

Cash flow statement
Year ended 30 November 2009

	Notes	2009 $’000	2008 $’000

Net cash (outflow)/ inflow from operating activities	21	(30,674)	1,296

Financing activities

Convertible loan note interest paid	12	(11,250)	(11,250)
Own share buybacks	15	-	(138,258)
Dividends paid to shareholders		(40,233)	(38,482)
Exercise of share options		1,576	4,168
Net cash used in financing activities		(49,907)	(183,822)

Net decrease in cash and cash equivalents		(80,581)	(182,526)
Cash and cash equivalents at beginning of year		117,751	300,277
Cash and cash equivalents at end of year	10	37,170	117,751

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2009

1.           Organisation

Acergy S.A. (“the Company”) is a holding company incorporated under the laws of Luxembourg on 10 March 1993.  The Company has been incorporated for an unlimited period of time.

The object of the Company is to invest in subsidiaries which will provide technologically sophisticated offshore and subsea engineering, flow line, trunk line and pipeline lay, construction, inspection and maintenance services, predominantly for the offshore oil and gas industry.  More generally, the Company may invest in any manner in all commercial, industrial, financial and other enterprises of Luxembourg or foreign nationality through the acquisition by participation, subscription, purchase, option or any other means of all shares, stocks, debentures, bonds or securities; the acquisition of patents and licenses it will administer and exploit; it may lend or borrow with or without security, provided that any monies so borrowed may only be used for the purpose of the Company, or companies which are subsidiaries of or associated with or affiliated to the Company; in general it may undertake any operations directly or indirectly connected with these objects whilst nevertheless remaining within the limits set out by the law on holding companies within the Law of 31 July 1929 governing holding companies which fiscal regime is maintained for a transitional period until 31 December 2010 according to conditions defined by the Law of 22 December 2006 amending the Law of 31 July 1929.

The Company also prepares consolidated financial statements in conformity with International Financial Reporting Standards as issued by the IASB and as adopted by the European Union.  Copies of these financial statements are available at the registered office of the Company.

The Company is reimbursed by its subsidiaries for certain general expenses incurred on behalf of the subsidiaries.

Statement of Going Concern

The Company’s business activities, together with the factors likely to affect its future development, performance and position are set out above.  The financial position of the Company, its liquidity position and borrowing facilities are set out in the financial statements.

The Company has adequate financial resources.  As a consequence, the Directors believe that the Company is well placed to manage its business risks successfully despite the current uncertain economic outlook.

The Directors have reasonable expectation that the Company has adequate resources to continue in operational existence for the foreseeable future.  Accordingly, they continue to adopt the going concern basis in preparing the accounts.

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2009

2.           Adoption of new accounting standards

Future accounting standards

At the date of authorisation of these financial statements, the following standards and interpretations that have not been applied in these financial statements were in issue but not yet effective:

Date applicable to the Company
IFRS 2 Amended	Share-based Payment – Vesting Conditions and Cancellations	1 December 2009
IFRS 3 Revised	Business Combinations	1 December 2009
IFRS 7	Amended Improving Disclosures about Financial Instruments	1 December 2009
IFRS 9	Financial Instruments	1 January 2013
IAS 1 Revised	Presentation of financial statements	1 December 2009
IAS 23 Revised	Borrowing Costs	1 December 2009
IAS 24	Revised Related Party Disclosures	1 January 2011
IAS 27 Revised	Consolidated and separate financial statements	1 December 2009
IAS 32	Amended Classification of Rights Issues	1 December 2010
IAS 39	Amended Eligible Hedged Items	1 December 2009
IAS 39 and IFRIC 9	Amended Embedded Derivatives	1 December 2009
IFRIC 14	Amended Prepayments of a Minimum Funding Requirement	1 January 2011
IFRIC 19	Extinguishing Financial Liabilities with equity instruments	1 July 2010

The directors anticipate that the adoption of these standards and interpretations in the future periods will not have a material impact on the financial statements of the Company except for:

●
Accounting for the loss in control of subsidiaries when the revised IAS 27 comes into effect.  When a parent ceases to have control of a subsidiary, the parent derecognises all assets, liabilities and non-controlling interest at their carrying amount.  Any interest retained in the former subsidiary is recognised at its fair value at the date control is lost.

●	Treatment of acquisition of subsidiaries when IFRS 3 Revised comes into effect for business combinations for which the acquisition date is on or after 1 December, 2009.

3.           Summary of significant accounting policies

The Company maintains its books and records in U. S. Dollars, and presents its annual accounts in accordance with International Financial Reporting Standards as issued by the IASB and as adopted by the European Union.  The Company complies with Article 4 of the EU IAS Regulation.  The transition date for adoption of IFRS was 1 December 2007 with adjustments of the comparative figures for the year starting 1 December 2006.

The financial statements have been prepared on a historical cost basis except for revaluation of certain financial instruments.

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2009

3.           Summary of significant accounting policies (continued)

The principal accounting policies adopted are set out below:

3.1           Format of financial statements

In accordance with IAS 1 and Article 26 of the law of 19 December, 2002 as amended, the financial statements are presented with certain modifications to the general legal format requirements.  In the opinion of the Directors, this is necessary in order to present the financial position and results of the Company to the reader with the utmost clarity.

3.2           Revenue recognition

Revenue is measured at the fair value of the consideration received or receivable and represents amounts receivable for goods and services provided in the normal course of business, net of discounts and sales related taxes.

Revenue relates to the provision of parent company guarantees administrated by an affiliated company Acergy Treasury Limited, based in England.

3.3           Investments

Investments are stated at cost less any impairment in value.  IAS1 and Article 51 (e) of the Law of 19 December, 2002 foresees that assets and liabilities are to be valued on an individual basis.  An annual impairment review is performed on an individual investment basis and any impairments of the cost would lead to value adjustments.  Dividend income from investments is recognized when shareholder’s rights to receive payment have been established.

3.4           Translation of foreign currencies

The financial statements are presented in U.S. Dollars, which is the Company’s reporting currency.

Transactions in foreign currencies are initially recorded at the functional currency rate ruling at the date of the transaction.  Monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at the balance sheet date.  All differences are taken to net income or loss.  Non monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions.  Non monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

3.5           Share based payments

Certain Directors of the Company receive part of their remuneration in the form of share options.

Equity-settled transactions are measured at fair value at the date on which they are granted.  The fair value is determined using a Black-Scholes model.  The cost of equity-settled transactions is recognised, together with a corresponding increase in equity, over the period in which the performance and/or service conditions are fulfilled, ending on the date on which the relevant employees become fully entitled to the award (‘the vesting date’).

The cumulative expense recognised for equity-settled transactions at each balance sheet date, until the vesting date, reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.  The cumulative expense also includes the estimated future charge to be borne by the employer entity in respect of social security or national insurance contributions, based on the intrinsic unrealised value of the stock option using the stock price on the balance sheet date.  The net income or loss charge or credit for a period represents the difference in cumulative expense recognised as at the beginning and end of that period.

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2009

3.           Summary of significant accounting policies (continued)

3.5           Share based payments (continued)

Where the Company grants rights to its equity instruments to employees of subsidiaries which are to be equity-settled, the Company records an increase in the cost of investment and a corresponding entry in equity of an amount equal to the expense recognised in the subsidiary.

3.6           Convertible loan notes

The component of the convertible notes issued by the Company that exhibits characteristics of a liability is recognised as a liability in the balance sheet, net of transaction costs.  On issuance of the convertible notes, the fair value of the liability component is determined using a market rate for an equivalent non convertible note; and this amount is classified as a financial liability measured at amortised cost until it is extinguished on conversion or redemption.

The fair value of the instrument, which is generally the net proceeds, less the fair value of the liability, is allocated to the conversion option which is recognised and included in shareholders’ equity, net of transaction costs.  The carrying amount of the conversion option is not remeasured.

Transaction costs are apportioned between the liability and equity components of the convertible notes based on the allocation of proceeds to the liability and equity components when the instruments are first recognised.

3.7           Own shares

Own equity instruments which are reacquired (treasury shares) are deducted from equity at cost.  No gains or losses are recognised in the income statement on the purchase, sale, issue or cancellation of the Company’s own equity instruments.

3.8           Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets are classified into the following specified categories: financial assets at ‘fair value through the profit or loss’ (FVTPL), ‘held to maturity’ investments, ‘available for sale’ (AFS) financial assets and ‘loans and receivables’.  The classification depends on the nature and purpose of the financial assets and is determined at the time of initial recognition.

Financial liabilities and equity instruments are classified as either FVTPL or ‘other financial liabilities’ according to the substance of the contractual arrangements entered into.  An equity instrument is any contract that evidences a residual interest in the assets of the Company after deducting all of its liabilities and is recorded at the proceeds received, net of direct issue costs.

3.9           Financial guarantee liabilities

Financial guarantee liabilities issued by the Company are those contracts that require a payment to be made to reimburse the holder for a loss it incurs because the specified debtor (generally an associate or joint venture of the Company), fails to fulfil a commitment when due in accordance with the terms of a debt instrument.

Financial guarantee contracts are recognised initially as a liability at fair value, adjusted for transaction costs that are directly attributable to the issue of the guarantee.  Subsequently, the liability is measured at the higher of the best estimate of the expenditure required to settle the present obligation at the balance sheet date and the amount initially recognised.

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2009

4.           Profit/ (loss) for the year

Profit/ (loss) for the year has been arrived at after charging:

	2009 $’000	2008 $’000
Audit fees	2,972	4,706
Staff costs (see note 19)	1,363	1,515

5.           Investment revenues

	2009 $’000	2008 $’000
Investment revenue:
Bank deposits	163	5,513
Interest from affiliated companies	895	225
	1,058	5,738

6.           Other gains and losses

	2009 $’000	2008 $’000
Net foreign currency exchange (losses)/ gains	(5)	46
Impairment (reversal)/ loss recognised in respect of
investment in subsidiary (see note 8)	(37,000)	37,000
	(37,005)	37,046

7.           Finance costs

	2009 $’000	2008 $’000
Interest on borrowings	11	149
Interest on convertible loan notes	29,534	28,262
	29,545	28,411

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2009

8.    Investments

Investments in affiliated undertakings and participating interests are specified as follows:

	2009 $’000	2008 $’000

Beginning of year	841,731	871,676
Share based payments recognised by other Group companies	4,513	7,055
Impairment reversal/ (loss) recognised in respect of investment in subsidiary	37,000	(37,000)

End of year	883,244	841,731

Cumulative impairment	-	37,000

The Company accounts for its investments in affiliated undertakings and investments in participating interests at historical cost.  The direct subsidiaries of the Company at 30 November 2009 and 30 November 2008 are as follows:

	Country	2009%	2008%

Acergy Holdings N.V.	Netherlands Antilles	100%	100%
Acergy B.V.	Netherlands	75%	75%
Acergy Bermuda Ltd (formerly known as Acergy M.S. Ltd)	Bermuda	100%	100%
Jarius Investments Limited	Gibraltar	100%	100%
Acergy Shipping Limited	United Kingdom	< 1%	< 1%
Acergy Holdings Limited	United Kingdom	< 1%	< 1%

During the year an impairment loss amounting to USD37.0 million in respect of the investment in Jarius Investments Limited was reversed.  The impairment is no longer necessary as the Directors believe that the net asset value of this subsidiary company and its affiliates have improved significantly during the year.

9.           Trade and other receivables

	2009			2008
	Less than one year $’000	More than 1 year $’000	Total $’000	Less than one year $’000	More than 1 year $’000	Total $’000

Amounts due from affiliated undertakings	-	81,143	81,143	-	60,724	60,724
Other debtors	94	-	94	-	-	-
	94	81,143	81,237	-	60,724	60,724

Interest bearing loans included within amounts due from affiliated undertakings bear interest at normal commercial rates.

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2009

10.           Cash and cash equivalents

	2009 $’000	2008 $’000

Cash and cash equivalents	37,170	117,751

Cash and cash equivalents comprise short-term bank deposits with an original maturity of three months or less.  The carrying amount of these assets is approximately equal to their fair value.

11.           Other payables

	2009			2008
	Less than one year $’000	More than 1 year $’000	Total $’000	Less than one year $’000	More than 1 year $’000	Total $’000

Amount owed to affiliated undertakings	-	3,488	3,488	-	14,105	14,105
Financial guarantees	4,497	5,011	9,508	3,136	-	3,136
Other creditors	2,035	-	2,035	2,372	-	2,372
	6,532	8,499	15,031	5,508	14,105	19,613

12.           Convertible loan notes

On 11 October 2006 the Company issued a $500.0 million 2.25% convertible note due 2013.  The issuance was completed on 11 October 2006 with the receipt of net proceeds after deduction of issuance related costs of $490.8 million.  The issuance costs of $9.2 million have been split between the liability and equity components.

The convertible notes have an annual interest rate of 2.25% payable semi-annually in arrears on April 11 and October 11 of each year up to and including fiscal year 2013.  They were issued at 100% of their principal amount and unless previously redeemed, converted or cancelled will mature on October 11, 2013.  The convertible notes are listed on the Euro MTF Market of the Luxembourg Stock Exchange.

The noteholders were granted an option which allows them to convert the convertible notes into common shares with an initial conversion price of $24.05 per share equivalent to 20,790,021 common shares, or approximately 10.7% of our issued share capital at the date of issue.  The conversion price was revised to $22.71 in 2009 (2008: $23.52) per share following the payment of the dividends since issuance, equivalent to 22,016,733 (2008: 21,258,503) common shares, or approximately 11.3% (2008:10.9%) of our issued share capital as of November 30, 2009.  The conversion price will continue to be adjusted in line with market practices for this type of instrument to provide ‘anti-dilutive’ adjustments for items such as payment of dividends and events such as a change of control which can affect materially the marketability, liquidity or volatility of common shares.

There is also an option for Acergy to call the convertible notes after October 25, 2010, if the price of the common shares exceeds 130% of the then prevailing conversion price during the above specified period.

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2009

12.           Convertible loan notes (continued)

The following is a summary of certain other terms and conditions that apply to our convertible notes:

●
the convertible notes are unsecured but contain a negative pledge provision which restricts encumbrances or security interests on current and future property or assets to ensure that the convertible notes will rank equally with other debt issuance;

●	a cross default provision subject to a minimum threshold of $10.0 million and other events of default in connection with non-payment of the convertible notes;

●	various undertakings in connection with the term of any further issuance of common shares, continuance of the listing of the shares and the convertible notes on recognised stock exchanges; and

●	provisions for the adjustment of the conversion price in certain circumstances.

There were no conversions of these convertible notes as of November 30, 2009.

The net proceeds received from the issue of the convertible loan notes have been split between the liability element and an equity component, representing the fair value of the embedded option to convert the liability into equity of the Company, as follows:

$’000

Principal value of convertible loan notes issued	500,000
Proceeds of issue (net of apportioned transaction costs)	490,794
Liability component at date of issue	(362,356)
Equity component	128,438
Deferred tax	(17,690)
Transfer to equity reserve (see Note 16)	110,748

The liability component is as follows:

	2009 $’000	2008 $’000

Liability component at 1 December	397,322	380,310
Interest charged	29,534	28,262
Interest paid	(11,250)	(11,250)
Liability component at 30 November	415,606	397,322

The interest charged in the year is calculated by applying an effective rate of 7.35%.  The liability component is measured at amortised cost.  The difference between the carrying amount of the liability component at the date of issue and the amount reported in the balance sheet at 30 November 2009 represents the effective interest rate less interest paid to that date.

The Directors estimate the fair value of the liability component of the convertible loan notes at 30 November 2009 to be approximately $438.7 million (2008: $397.3 million).

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2009

13.           Deferred tax

	2009 $’000	2008 $’000

At 1 December and 30 November	17,670	17,670

The deferred tax liability is in respect of temporary differences in respect of the convertible loan note which are expected to reverse after the 1929 tax regime has ended.

14.           Share capital

	2009	2009	2008	2008
For the fiscal year	Number of shares	$’000	Number of shares	$’000

Authorised shares
Authorised common shares, $2.00 per value	230,000,000	460,000	230,000,000	460,000

Issued shares
Fully paid and issued common shares	194,953,972	389,908	194,953,972	389,908

The issued common shares consist of:
Common shares excluding own shares (see below)	183,207,042	366,414	182,816,093	365,632
Own shares (see Note 15)	11,746,930	23,494	12,137,879	24,276

Balance as at 30 November	194,953,972	389,908	194,953,972	389,908

The Company has one class of ordinary shares which carry no right to fixed income.

The common shares (excluding own shares) outstanding are as follows:

For the fiscal year	Number of shares
	2009	2008

Balance at 1 December	182,816,093	188,018,444
Own shares bought (see Note 15)	-	(6,374,100)
Own shares reissued (see Note 15)	390,949	1,171,749

Balance at 30 November	183,207,042	182,816,093

15.           Own shares

On 11 September 2006 the commencement of a share buyback program was announced, which allowed for the purchase of up to a maximum of 10% of our issued share capital, pursuant to an extension to the standing authorisation granted to the Board of Directors at the Annual General Meeting held on 15 May 2006.

The share buyback program was completed during fiscal year 2008.  A total of 15.4 million shares for a total consideration of $301.6 million were repurchased.  These were open market repurchases on the Oslo Stock Exchange.  The buy back of issued share capital reduces the distributable reserves.

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2009

15.           Own shares (continued)

The own shares reserve represents the purchase of the Company’s own common shares at the market price on the date of purchase and the movements are shown in the table below:

	2009	2009	2008	2008
For the fiscal year	Number of shares	$’000	Number of shares	$’000

Balance at 1 December	11,258,758	228,355	6,056,407	110,191
- Number of shares acquired in the period	-	-	6,374,100	138,258
- Number of shares reissued	(390,949)	(6,729)	(1,171,749)	(20,094)
Balance at 30 November	10,867,809	221,626	11,258,758	228,355

In addition to the balance of 10,867,809 (2008: 11,258,758) common shares held at 30 November 2009 879,121 (2008: 879,121) shares were held indirectly by a wholly-owned indirect subsidiary.

16.           Movements in reserves

	Paid in surplus $’000	Equity reserves $’000	Legal reserve $’000	Retained loss $’000	Total $’000

Balance as at 1 December 2007	434,204	110,748	38,991	(53,238)	530,705
- Options exercised	-	-	-	-	-
- Dividend paid	(38,482)	-	-	-	(38,482)
- Result for the year	-	-	-	(59,749)	(59,749)
- Share based compensation	7,500	-		-	7,500
- Loss on reissuance of own shares	-	-	-	(15,926)	(15,926)
Balance as at 30 November 2008	403,222	110,748	38,991	(128,913)	424,048
Balance as at 1 December 2008	403,222	110,748	38,991	(128,913)	424,048
- Options exercised	-	-	-	-	-
- Dividend paid	(40,233)	-	-	-	(40,233)
- Result for the year	-	-	-	7,628	7,628
- Share based compensation	5,142	-	-	-	5,142
- Fair value of financial guarantees	-	-	-	(6,370)	(6,370)
- Loss on reissuance of own shares	-	-	-	(5,153)	(5,153)
Balance as at 30 November 2009	368,131	110,748	38,991	(132,808)	385,062

Paid in surplus

The directors propose that a dividend of $0.23 per share will be paid to shareholders in June 2010.  This dividend is subject to approval by shareholders at the Annual General Meeting and has not been included as a liability in these consolidated financial statements.  The total estimated dividend to be paid is $42.1 million.

On 12 February 2009 a dividend of $0.22 per share (total dividend $40.2 million) was proposed for shareholders of record on 22 May 2009.

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2009

16.           Movements in reserves (continued)

Equity reserve

This reserve represents the equity component of the convertible loan notes. (Refer to Note 12 ‘Convertible loan notes’).

Legal reserve

Under Luxembourg law an amount equal to at least 5% of the annual income must be appropriated to a legal reserve until such reserve equals 10% of the issued share capital.  This reserve is not available for dividend distribution.  The legal reserve may also be satisfied by allocation of the required amount at the time of issuance of shares or by a transfer from share premium.

The legal reserve for all outstanding Common Shares has been satisfied and appropriate allocations are made to the legal reserve account at the time of issuance of new shares.

17.           Share based payments

Equity-settled share option plan

The Company operates a share option plan which was approved in April 2003 (the ‘2003 Plan’).  This plan includes an additional option plan for key directors and employees’ resident in France (the ‘French Plan’) as a sub-plan, and additional options which are granted under the Senior Management Incentive Plan (SMIP).

A Compensation Committee appointed by the Board of Directors administers these plans.  Options are awarded at the discretion of the Compensation Committee to directors and key employees.

Under the 2003 Plan options up to but not exceeding 6.3 million common shares can be granted.  Following shareholder approval at the Extraordinary General Meeting held on 18 December 2008, the 2003 Plan was expanded to cover up to 8,710,000 shares.  This plan replaced the previous plan (the ‘1993 Plan’).  Any options granted under the French Plan count against this limit.  Other than options granted under the SMIP, options under the 2003 Plan (and therefore also under the French Plan) may be granted, exercisable for periods of up to ten years at an exercise price not less than the fair market value per share at the time the option is granted.  Such options vest 25% on the first anniversary of the grant date, with an additional 25% vesting on each subsequent anniversary.  The cost of these non-performance share options are therefore recognised using the graded vesting attribution method.  Share options exercises are satisfied by either issuing new shares or reissuing treasury shares.  Furthermore, options are generally forfeited if the option holder leaves the Company under any circumstances other than due to the option holder’s death, disability or retirement before his or her options are exercised.

In fiscal year 2009 no common share options were granted (2008: 1,052,000 common shares), and therefore no options were granted under the French Plan (2008: 234,000 options).

Senior Management Incentive Plan (“SMIP”)

As a condition to a bonding facility agreement which was finalised in 2004, there was a requirement to put in place a Key Staff Retention Plan (“KSRP”), now called the SMIP, in order to secure the services of certain senior executives.  The SMIP provided for deferred compensation as a combination of cash and performance-based share options, linked to the attainment of a number of strategic objectives for each of the fiscal years 2004, 2005, and 2006.  The objectives fixed in the plan, and agreed by the Board Compensation Committee, included targets for net profit, management team retention, bonding lines, internal controls over accounting and audit activities, business growth and restructuring.  During the fiscal year 2007 the Compensation Committee determined that 98.3% of the objectives had been met and therefore the performance-based share options vested on February 28, 2007 and the cash compensation was paid.  No compensation was awarded for fiscal year 2008 and no further awards will be made under this plan.  The options under the SMIP are exercisable until ten years after their date of grant.

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2009

17.           Share based payments (continued)

Restricted share plan

In March 2008 the Board of Directors approved and adopted a restricted share plan to provide a retention incentive to selected senior executives.  The plan stipulates that the number of free (without any cash compensation) shares that may be awarded under the plan may not exceed an average of 350.000 common shares over a three year period.  During the three year restricted plan period, participants are not permitted to sell or transfer shares but will be entitled to dividends which will be held by the Company until the restricted period lapses during fiscal year 2011.  In April 2008, 65,000 restricted shares were issued to selected senior executives as part of the retention incentive of the plan.  These shares had a fair value representing their weighted average market price of $22.23, being the market price on the date of issue.  No further restricted shares have been issued under the Restricted Share Plan.

2008 Executive Deferred Incentive Scheme

During the fiscal 2008 year the Board of Directors approved and adopted a deferred incentive scheme for selected senior executives including stipulating the number of shares that may be awarded.  The scheme enables the executives to defer, on a voluntary basis, up to 50% of their annual bonus into shares of Acergy S.A. which will be matched in shares at the end of three years subject to performance conditions.  The value of the bonus deferred was used to purchase 17,797 shares based upon the prevailing share price on March 31, 2008 which was $21.35.  The matched element is conditional upon the growth of earnings per share over the three years to November 30, 2010.

2009 Executive Deferred Incentive Scheme

During the fiscal 2009 year the Board of Directors approved and adopted a deferred incentive scheme for selected senior executives.  The scheme enables the executives to defer, on a voluntary basis, up to 50% of their annual bonus into shares of Acergy S.A. which will be matched in cash at the end of three years subject to performance conditions.  The value of the bonus deferred was used to purchase 58,374 shares based upon the prevailing share price on April 17, 2009 which was $7.64.  The matched element is conditional upon achieving target total shareholder return over the three years to March, 2012 and is conditional on the shares being held for three years.

Option activity including the SMIP, are as follows:

	2009		2008
	Number of options	Weighted average exercise price in $	Number of options	Weighted average exercise price in $

Outstanding at December 1	4,517,312	12.51	5,115,696	8.64
Granted	-	-	1,052,500	22.67
Exercised	(389,824)	4.18	(1,088,952)	3.83
Forfeited	(269,494)	14.49	(228,339)	16.28
Expired	(80,500)	10.05	(333,593)	11.23
Outstanding at November 30	3,777,494	13.28	4,517,312	12.51
Exercisable at the end of the period	2,864,725	10.65	2,686,308	8.29

The weighted average fair value of options granted during the 2008 fiscal year was $10.79.

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2009

17.           Share based payments (continued)

The fair value of each option grant is estimated as of the date of grant using the Black-Scholes option pricing model with weighted average assumptions as follows:

For the Fiscal year	2009	2008

Weighted average share price (in $)	-	22.67
Weighted average exercise price (in $)	-	22.67
Expected volatility	-	55.9%
Expected life	-	5 years
Risk free rate	-	2.5%
Expected dividends (in $)	-	0.21

The expected life of an option is determined by taking into consideration the vesting period of options, the observed historical pattern of share option exercises, the effect of non-transferability and exercise restrictions.  The expected volatility over the expected term of the options is estimated from our historical volatility.  For fiscal year 2008 the expected dividend takes into account the expected dividends over the four year vesting period assuming a growth rate of 5% over the $0.21 cent dividend declared during the year.

The following table summarises information about share options outstanding as at 30 November 2009:

Common shares (range of exercise prices)	Options Outstanding	Weighted average remaining contractual life (in years)	Weighted average exercise price (in $)

$17.01 -26.16	1,699,076	7.67	21.09
$10.01 - 17.00	874,492	4.56	11.19
$3.01 - 10.00	570,199	4.57	5.66
$1.19-3.00	633,727	4.01	2.07
Total	3,777,494	20.81	13.28

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2009

17.           Share based payments (continued)

The following table summarises the treatment by the Company of compensation expense arising through share based payments:

	2009 $’000	2008 $’000

Share based payments expense (refer note 19)	629	765
Share based payments expense recognised by affiliated undertakings, representing an increase in investment by the Company.	4,513	6,735
	5,142	7,500

18.           Commitments and guarantees

We arrange for bank guarantees, which collectively refer to bank guarantees, performance bonds, bid bonds, advance payment bonds, guarantees or standby letters of credit in respect of our performance obligation to be provided to our clients in connection with our work on specific projects.

Facilities

The following facilities, held by affiliated undertakings, were guaranteed by the Company as at 30 November 2009:

The $400 million credit and guarantee facility, dated August 10, 2006 comprises $300 million available for the issuance of guarantees (2008: $300million) and $75 million available for cash drawings, a reduction from fiscal year 2008 ($100 million) and will further reduce to $50 million until the final date of maturity of August 10, 2011.  To the extent that no loans are drawn under the amount available for cash, this part of the facility can be utilised for guarantee issuance.  Additionally the maturity date of the guarantees must be prior to February 10, 2013.  As at November 30, 2009 under the $400 million facility, the Company had fully utilised the $300 million available for guarantee issuance (2008: $207.3 million) and had used $68.9 million of the $75 million facility for guarantee issuance (2008: $nil).  No drawdowns of cash under this facility were made in the fiscal year 2009.  This facility is guaranteed by a Company guarantee only.

The $400 million facility also contains events of default which include payment defaults (subject to a three day grace period), breach of financial covenants, breach of other obligations, breach of representations and warranties, insolvency, illegality, unenforceability, conditions subsequent, curtailment of business, claims against an obligor’s assets, appropriation of an obligor’s assets, final judgements, cross-defaults to other indebtedness in excess of $5.0 million, failure to maintain exchange listing, material adverse effect, auditor’s qualification, repudiation and material litigation.

Interest on the $400 million facility is payable at LIBOR plus a margin which is linked to the ratio of net debt to earnings before interest, taxes, depreciation and amortisation (EBITDA) and which may range from 0.8% to 1.9% per year.  The margin is currently fixed at 0.8% for a period of three months from November 30, 2009.  The fee applicable for performance guarantees is linked to the same ratio of net debt to EBITDA and may range from 0.4% to 0.95% per year and is currently fixed at 0.4%.  Both of these rates are subject to a quarterly review.

The $400 million facility shares certain terms and conditions with the $200 million facility, as described below.

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2009

18.           Commitments and guarantees (continued)

The $200 million guarantee facility

On February 26, 2008, the Company executed a $200 million multi-currency revolving guarantee facility with a number of banks from the existing consortium that provided the $400 million facility.  The $200 million facility is secured by a guarantee from the Company.

The $200 million facility is to be used for the issuance of performance guarantees to Acergy Group companies.  The facility has a maturity date of February 26, 2013, however, performance guarantees can be issued with a maturity no later than August 26, 2014.

The fee applicable for performance guarantees is linked to the ratio of net debt to EBITDA and may range from 0.45% to 1.00% per year and is currently fixed at 0.45%.  This is subject to a quarterly review.

Both the $400 million and $200 million facilities contain financial covenants in respect of a minimum level of tangible net worth, a maximum level of net debt to EBITDA, a maximum level of total financial debt to tangible net worth, a minimum level of cash and an interest cover covenant.  The requirements of the financial covenants must be met on a consolidated basis at quarterly intervals ending February 28, May 31, August 31 and November 30 of each year.  In addition to the financial covenants listed above, both facilities contain negative pledges with respect to accounts receivable and cash and include representations, affirmative covenants and negative covenants and events of defaults which are customary for facilities of this nature and consistent with past practice.  Such covenants specifically limit mergers or transfers, incurrence of other indebtedness, investments and loans and distributions to shareholders.

The NOK 977.5 million Loan and Guarantee Facility (the “NOK 977.5 million facilities”)

Acergy Havila Limited is a 50/50 joint venture between Acergy Bermuda Ltd. (wholly owned by Acergy S.A.) and Havila Shipping Pte Ltd. (wholly owned by Havila Shipping ASA).  On October 14, 2008 the company completed a loan facility for post-delivery financing of up to Norwegian krone 977.5 million ($173.5 million) for the purchase of a dive support vessel to be owned by the joint venture, when it is delivered in 2010.  The final termination date of the facility is no later than April 30, 2020.

The NOK 977.5 million facility contains the financial covenant that Current Assets exceed Current Liabilities.  This requirement must be met at quarterly intervals ending February 28, May 31, August 31 and November 30 of each year.  The facility also contains vessel covenants customary to a facility of this nature.

In addition to the above covenants, the facility also contains events of default which include payment defaults (subject to a three day grace period), breach of the financial covenant, breach of other obligations, breach of representations, insolvency, illegality, repudiation, material adverse effect, cross-defaults to other indebtedness in excess of $2.5 million for Acergy Havila Limited and in excess of $5.0 million for Acergy and failure by Acergy to maintain exchange listing.  The facility also contains negative pledges with respect to accounts receivable and cash.

Security on the facility is provided by a first priority mortgage on the vessel.  A charter guarantee has been provided by the Company.  In the event of an event of default occurring this turns into a several guarantee to be shared 50/50 by the Company and Havila Shipping ASA.

The facility’s commitment fee is set at a rate of 0.40%.  Upon delivery of the vessel loan interest will be payable at NIBOR plus a margin of 1.00% per year for the first five years and 1.10% for the subsequent five years.

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2009

18.           Commitments and guarantees (continued)

The following table summarises the utilisation of the $400 million facility, the $200 million facility and the NOK 977.5 million facility.

	2009			2008
	Utilised $’000	Unutilised $’000	Total $’000	Utilised $’000	Unutilised $’000	Total $’000

Cash loans	-	179,600	179,600	-	100,000	100,000
Guarantee facilities	505,600	63,300	568,900	304,100	195,900	500,000
Total	505,600	242,900	748,500	304,100	295,900	600,000

19.           Key management personnel emoluments

Key management personnel comprise the Board of Directors.  The remuneration of these personnel is determined by the Compensation Committee having regard to the performance of individuals and market trends.

The following table summarises the remuneration of key management personnel during the year:

	2009 $’000	2008 $’000

Non-performance based share options	147	445
Restricted Share Plan	482	320
Non-executive directors fees	734	750
Total	1,363	1,515

20.           Tax

The Company has elected to be taxed as a billionaire holding company and is subject to a variable tax rate, calculated annually with half-yearly advance payments, which is based on certain interest expense, dividends and certain compensation paid to non-resident directors during the period.  The tax is calculated as follows:

Where the total interest paid each year to bondholders and on other comparable securities amounts to or exceeds €2,400,000:

●	3% on interests paid to bond and other security-holders;

●	1.8% on dividends, profit quotas and remuneration to non-resident directors on the first €1,200,000;

●	0.1% on any surplus dividends, profit quotas and remuneration to non-resident directors.

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2009

20           Tax (continued)

Where the total interest paid each year to bondholders and on other comparable securities is less than €2,400.000:

●	3% on interests paid to bond and other security-holders;

●
3% on dividends, profit quotas and remuneration to non-resident directors, but to a maximum amount corresponding to the difference between €2,400,000 and the total interest paid to bondholders and on other comparable negotiable securities;

●	1.8% on any surplus dividends, profit quotas and remuneration to non-resident directors up to €1,200,000 distributed;

●	0.1% on surplus dividends, profit quotas and remuneration to non-resident directors.

Billionaire holding companies are subject to a minimum annual charge of €48,000.  The tax election made cannot be reversed; in other words, billionaire holding companies cannot elect different tax treatment from one year to the next.

For the years ended 30 November 2009 and 2008 this tax amounted to $447,000 and $351,000 respectively, and is included in other charges in the accompanying statements of profit and loss.

As per Note 1 the Company must remain within the limits set out by the Law of 31 July 1929 governing holding companies which fiscal regime is maintained for a transitional period until 31 December 2010 according to conditions defined by the Law of 22 December 2006 amending the Law of 31 July 1929.

21.           Notes to the cash flow statement

	Notes	2009 $’000	2008 $’000

Profit/ (loss) for the year		7,628	(59,749)

Adjustments for:
Fair value of financial guarantees		(6,370)	-
Impairment loss (reversal)/ recognised in respect of investment in subsidiary	8	(37,000)	37,000
Share based compensation	19	629	445
Convertible loan note interest	12	29,534	28,262
		(5,579)	5,958
Changes in operating assets and liabilities
Increase in trade and other receivables		(20,513)	(4,260)
Decrease in trade and other liabilities		(4,582)	(402)

Net cash (outflow)/ inflow from operating activities		(30,674)	1,296

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2009

22.    Financial instruments

Significant accounting policies

Details of the significant accounting policies and methods adopted, including the criteria for recognition, the basis of measurement and the basis on which income and expenses are recognised, in respect of each class of financial asset, financial liability and equity instrument are disclosed in Note 3 ‘Significant accounting policies’.

Financial risk management objectives

An affiliated group treasury company, provides services to the business, co-ordinates access to domestic and international financial markets, monitors and manages the financial risks relating to the operations of the Company through internal risk reports which analyse exposures by degree and magnitude of risks.  These risks include market risk (consisting of currency risk and fair value interest rate risk), credit risk and liquidity risk.

The treasury company seeks to minimise the effects of these risks by using financial instruments to hedge these risk exposures.  The use of financial instruments is governed by the Company’s policies approved by the Board of Directors, which provide written policies on foreign exchange risk, interest rate risk, credit risk, the use of non-derivative financial instruments, and the investment of excess liquidity.

Compliance with policies and exposure limits is reviewed on a continuous basis and the treasury company function reports monthly to senior management.  The Company does not enter into or trade financial instruments for speculative purposes.

Market risk

The Company has limited exposure to the financial risks of changes in foreign currency exchange rates (see below) but has exposure to the financial risks of changes in interest rates (see below).

There has been no change to the Company’s exposure to market risks or the manner in which it manages and measures the risk.

Foreign currency risk management

The Company’s reporting currency is the U.S. dollar and undertakes the majority of its transactions in the US dollar.  The Company therefore has minimal exposure to the financial risks of changes in foreign currency exchange rates.

Interest rate risk management

The Company places surplus funds on the money markets to generate an investment return for short durations only, ensuring a high level of liquidity and reducing the credit risk associated with the deposits.  Changes in the interest rates associated with these deposits will impact the return generated.

The Company’s exposure to interest rates on financial assets and financial liabilities is detailed in the liquidity risk management section (see below).

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2009

22.           Financial instruments (continued)

Credit risk management

Credit risk refers to the risk that counterparty will default on its contractual obligations resulting in financial loss to the Company.  The Company has adopted a policy of only dealing with creditworthy counterparties and obtaining sufficient collateral, where appropriate, as a means of mitigating the risk of financial loss from defaults.

The Company only invests with entities that are rated the equivalent of investment grade and above.  This information is supplied by independent rating agencies.  The Company’s exposure and the credit ratings of its counterparties are continuously monitored and the aggregate value of transactions concluded is spread amongst approved counterparties.  Credit exposure is controlled by counterparty limits that are reviewed and approved by the risk management committee annually.  In respect of its clients and suppliers the Company uses credit ratings as well as other publicly available financial information and its own trading records to rate its major counterparties.

The credit risk on liquid funds and derivative financial instruments is limited because the counterparties are banks with high credit-ratings assigned by international credit-rating agencies.

The table below shows the carrying amount of our major counterparties (depositors) at the balance sheet date using the Standard and Poor’s credit rating symbols.

	Carrying amount
	2009	2008
Counterparty	$’000	$’000

Counterparties rated AAA	-	-
Counterparties rated AA- to AA+	37,170	117,751
Counterparties rated A- to A+	-	-
Counterparties rated BBB + or below	-	-
	37,170	117,751

Liquidity risk management

Ultimate responsibility for liquidity risk management rests with the Board of Directors, which has built an appropriate liquidity risk management framework for the management of the Company’s short, medium and long-term funding and liquidity management requirements.  The Company manages liquidity risk by maintaining adequate reserves, banking facilities and reserve borrowing facilities, by continuously monitoring forecast and actual cash flows and matching the maturity profiles of financial assets and liabilities.

Liquidity and interest risk tables

The following tables detail the Company’s remaining contractual maturity for its non-derivative financial liabilities.

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2009

22.           Financial instruments (continued)

The tables have been drawn up based on the undiscounted cash flows of financial liabilities based on the earliest date on which the Company can be required to pay.  The table consists of the principal cash flows:

For the fiscal year ended 30 November 2009

	Less than 1 month $’000	1 – 3 months $’000	3 months to 1 year $’000	1 – 5 years $’000	5+ years $’000	Total $’000

Convertible loan notes	-	-	22,500	567,500	-	590,000

For the fiscal year ended 30 November 2008

	Less than 1 month $’000	1 – 3 months $’000	3 months to 1 year $’000	1 – 5 years $’000	5+ years $’000	Total $’000

Convertible loan notes	-	-	22,500	590,000	-	612,500

Fair value of financial instruments

The fair values of financial assets and financial liabilities are determined as follows:

●	the fair value of financial assets and financial liabilities with standard terms and conditions and traded on active liquid markets is determined with reference to quoted market prices;

●
the fair value of other financial assets and financial liabilities (excluding derivative instruments) is determined in accordance with generally accepted pricing models based on discounted cash flow analysis using prices from observable current market transactions and dealer quotes for similar instruments;

●
the fair value of derivative instruments is calculated using quoted prices.  Where such prices are not available, use is made of discounted cash flow analysis using the applicable yield curve for the duration of the instruments for non-optional derivatives, and option pricing models for optional derivatives;

●
the fair value of financial guarantee contracts is determined using option pricing models where the main assumptions are the probability of default by the specified counterparty extrapolated from market-based credit information and the amount of loss, given the default.

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2009

22.           Financial instruments (continued)

Except as detailed in the following table, the carrying amounts of financial assets and financial liabilities as indicated recorded at amortised cost in the financial statements approximate their fair values:

	2009		2008
	Carrying amount $’000	Fair value $’000	Carrying amount $’000	Fair value $’000

Financial assets
Cash and cash equivalents	37,170	37,170	117,751	117,751
Amounts due from affiliated undertakings (note 9)	81,143	81,143	60,724	60,724
	118,313	118,313	178,475	178,475

Financial liabilities
Borrowings – Convertible loan notes (note 12)	415,606	438,700	397,322	397,322

Assumptions used in determining fair value of financial assets and liabilities

Cash and cash equivalents

The carrying amounts of cash and cash equivalents approximate their fair value.  The estimated value of our long-term debt is based on interest rates as at 30 November 2009 and 2008 using debt instruments of similar risk.

Borrowings - Convertible notes

The fair value of the liability component of convertible notes is determined assuming redemption on 10 October 2013 and the market interest rate available to the Company as at the Balance Sheet date.

Fair value of financial guarantees

The fair value of financial guarantee contracts is determined using option pricing models where the main assumptions are the probability of default by the specified counterparty extrapolated from market-based credit information and the amount of loss, given the default (note 11).

ACERGY S.A.

Notes to the annual accounts
Year ended 30 November 2009

23.           Related parties

During 2009 and 2008 the Company has the following significant related party transactions:

	2009 $’000	2008 $’000

Parent company guarantee income received from subsidiary companies	20,028	21,075
Management services paid to a subsidiary company	(20,028)	(21,075)
Interest income received from an affiliated company	895	225
Costs paid on behalf of the company by a subsidiary company	(3,705)	(5,432)
Key management personnel emoluments (see Note 19)	(1,363)	(1,515)

Amounts due from/ (to) related parties:

	2009 $’000	2008 $’000

Acergy Norway AS	7,961	7,961
Acergy Treasury Limited	68,432	52,763
Acergy BV	4,750	-
	81,143	60,724

Acergy Investing Limited	-	(14,096)
Acergy MS Limited	(573)	(9)
Acergy Norway AS	(106)	-
Acergy Bermuda Limited	(2,809)	-
	(3,488)	(14,105)

24.           Subsequent events

On 10 February 2010, the Board resolved to propose a dividend per common share of 23 cents (2008: 22 cents), subject to shareholder approval at the Annual General Meeting.

BIOGRAPHIES OF NOMINEES FOR DIRECTOR

Sir Peter Mason KBE – Independent Chairman

Sir Peter Mason has served as an Independent Non-executive Director since October 2006 and was appointed Chairman of the Board in May 2009.  Sir Peter is Chairman of the Governance and Nomination Committee and a member of the Audit Committee.  He brings extensive management and oil service experience, having served as Chief Executive of AMEC from 1996 until his retirement in September 2006.  Prior management positions include Executive Director of BICC plc and Chief Executive of Balfour Beatty.  Sir Peter was appointed as Chairman of the Board of Thames Water Utilities Ltd in December 2006 and has also been a Non-executive Director of BAE Systems since January 2003.  He was also, until October 2008, a Board Member of the 2012 Olympic Delivery Authority.  He is a Fellow of the Institute of Civil Engineers and holds a Bachelor of Sciences degree in Engineering.  Born in 1946, Sir Peter is a British citizen.

Tom Ehret – Independent Deputy Chairman

Mr. Ehret was appointed to the Board in November 2003, and served in the position of Chief Executive Officer of the Company from March 2003 until his retirement in April 2008.  He continued as an Executive Board Member until June 2008 at which time he became a Non-executive Director.  He is Chairman of the Compensation Committee and a member of the Governance and Nomination Committee.  Before joining Acergy in 2003, Mr. Ehret was Vice Chairman of the Management Board of Technip, and President of its Offshore Branch.  With more than 30 years experience in the offshore and subsea business, he was instrumental in several industry shaping moves.  These included the turnaround of the loss-making Stena Offshore, the 1989 acquisition of Santa Fe’s pipeline business by Stena Offshore, the 1995 merger between Stena Offshore and Coflexip and he negotiated the acquisition of this group by Technip in 2002.  Mr. Ehret has worked in all major disciplines, both technical and commercial.  Mr. Ehret is Chairman of Viking Moorings Ltd, Deputy Chairman of Dockwise Ltd, a non-executive director of Green Holdings Corporation and a member of the supervisory board of SBM Offshore N.V..  Born in 1952, Mr. Ehret is a French citizen.

Jean Cahuzac – Chief Executive Officer

Mr. Cahuzac joined Acergy as Chief Executive Officer in April 2008 and joined the Board as an Executive Director following the 2008 AGM in May 2008.  Prior to joining Acergy he gained over 29 years experience in the offshore oil and gas industry, having held various technical and senior management positions around the world.  From 2000 until April 2008, Mr. Cahuzac worked at Transocean in Houston, USA where he held the positions of Chief Operating Officer and then President, prior to the merger with Global SantaFe.  Prior to this he worked at Schlumberger from 1979 to 2000 where he served in various positions including Field Engineer, Division Manager, VP Engineering and Shipyards Manager, Executive VP and President.  He is a Fellow and Director of the International Association of Drilling Contractors and a Fellow of the Society of Petroleum Engineers.  He holds a Masters Degree in Mechanical Engineering from École des Mines de Saint Etienne and is a graduate of the French Petroleum Institute in Paris.  Born in 1954, Mr. Cahuzac is a French citizen.

Dr. Thorleif Enger – Independent Non-executive Director

Dr. Enger was appointed to the Board as an Independent Non-executive Director at the 2009 AGM in May 2009.  He is a member of the Governance and Nomination Committee and the Compensation Committee.  Dr. Enger has a PhD in Structural Engineering from the University of Colorado, USA.  He has over 30 years of experience in the oil and gas industry.  Dr. Enger is the former President and Chief Executive Officer of Yara International.  He previously served as Executive Vice President of Hydro Agri from 1999 to 2004, Executive Vice President of Oil and Energy for Norsk Hydro from 1996 to 1999, and President of Hydro’s Exploration and Production Division from 1987 to 1996.  He was the Chairman of Telenor ASA from 2003 until 2007.    Dr. Enger is a Board member of FMC Technologies Inc., Marine Harvest ASA and Spring Energy Norway AS, and serves on the supervisory board of E.ON Ruhrgas AG.  Born in 1943, Dr. Enger is a Norwegian citizen.

Dod A. Fraser – Independent Non-executive Director

Mr. Fraser was appointed to the Board as an Independent Non-executive Director at the 2009 EGM in December 2009.  He is a member of the Compensation Committee.  Mr. Fraser is President of Sackett Partners Incorporated, a consulting company, and a member of corporate boards.  Mr. Fraser has 27 years experience as an investment banker providing strategic advisory and corporate finance services to natural resource companies.  Mr. Fraser served as a Managing Director and Group Executive, leading the global oil and gas group with Chase Manhattan, now JP Morgan Chase, from 1995 until 2000, and until 1995 he was a General Partner of Lazard Freres & Co.  Mr. Fraser has been a trustee of Resources for the Future, a Washington-based environmental policy think-tank.  He is a graduate of Princeton University.  Mr. Fraser is a board member of Smith International, Inc., an oilfield service company; Forest Oil Corporation, an independent oil and gas company; and Terra Industries, Inc., a nitrogen-based fertilizer company.  Mr. Fraser serves as Chairman of the Audit Committees of Smith International, Inc. and Forest Oil Corporation and the Compensation Committee of Terra Industries, Inc..  He is also a member of the National Advisory Board of Outward Bound.  Born in 1950, Mr. Fraser is a US citizen.

J. Frithjof Skouverøe – Independent Non-executive Director

Mr. Skouverøe joined the Board as an Independent Non-executive Director in 1993. He is a member of the Audit Committee. Mr Skouverøe has been in the offshore business since 1976. He was previously CEO of Stolt-Nielsen Seaway, a predecessor of the Company. Mr. Skouverøe is the active owner of a group of companies operating within industrial and financial investment activities in Norway. He is the longest serving Board member. He has successfully participated in the start-up of new ventures, in projects for turning around and growing companies in a variety of industries throughout his career. He has an MBA from INSEAD and an MSc from the Technical University of Norway. He is also on the Board of Bolig Berlin AS, Bordeaux Vinhandel AS and Bergshav Product Tankers KS, all privately owned Norwegian limited companies.  Born in 1944, Mr. Skouverøe is a Norwegian citizen.

Trond Westlie – Independent Non-executive Director

Mr. Westlie has been an Independent Non-executive Director of the Company since June 2004. He is Chairman of the Audit Committee. Mr. Westlie was appointed Group Chief Financial Officer of A.P. Moller-Maersk A/S on January 1, 2010, and is a member of their

Executive Board.  He was previously Executive Vice President and Chief Financial Officer of the Telenor Group. He gained extensive experience in the oil and gas service sector as the Group Executive Vice President and Chief Financial Officer of Aker Kvaerner ASA from 2002 to 2004; and management positions including Executive Vice President and Chief Financial Officer of Aker Maritime ASA from 2000 to 2002, and Executive Vice President, Business Development for Aker RGI ASA from 1998 to 2000. He qualified as a State Authorised Public Auditor from Norges Handelshøyskole (the Norwegian School of Economics and Business Administration) and has served on numerous corporate boards. He is also a Board member of Mesta Konsern ASA.  Born in 1961, Mr. Westlie is a Norwegian citizen.

Ron Henderson – Proposed for appointment as an Independent Non-executive Director

Mr. Henderson is proposed for appointment as an Independent Non-executive Director at the Annual General Meeting in May 2010.  Mr. Henderson was Group Finance Director of Network Rail between 2002 and 2009.  He was Chief Executive of Tuberail from 2000 to 2001, and before that was Finance Director and then Group Finance Director of BICC plc (now Balfour Beatty) between 1987 and 1999.  Up to 1987, he held a number of senior positions within Brown & Root.  Mr. Henderson is a Chartered Accountant.  He is a Non-executive Director of Lloyds Register, and was previously a member of the UK Auditing Practice Board.  Born in 1946, Mr. Henderson is a British citizen.